Expeditors International of Washington, Inc. 1015 Third Avenue 12th Floor Seattle, WA 98104-1190 Tel: 206-674-3400 Fax: 206-682-9777

May 18, 2010

Mr. Max Webb

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

Washington, D.C. 20549-0305

RE:    Expeditors International of Washington, Inc.

           Definitive Proxy Statement on Schedule 14A

           Filed March 19, 2010

           File No. 000-13468

Dear Mr. Webb:

This letter sets forth the response of Expeditors International of Washington, Inc. (the “Company”) to the comment of the Security and Exchange Commission (“Commission”) staff relating to the filing referenced above contained in your letter dated May 17, 2010 (the “Comment Letter”). The Commission’s comment and the Company’s response are set forth below.

Executive Compensation, page 13

Targeted Overall Compensation, page 14

1. While we note your response to our prior comment 1, it appears that you are using compensation data about other companies in your compensation decisions. For guidance refer to Compliance and Disclosure Interpretation 118.05 of Regulation S-K. In future filings please list the companies to which you benchmark and disclose the degree to which the Compensation Committee considered such companies comparable to you or please advise. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

Company response:

In future filings we will list the companies to which we benchmark and disclose the degree to which the Compensation Committee considered such companies comparable to the Company, if we continue such benchmarking activities.

As requested, the Company acknowledges that:

•        the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•        staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•        the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*    *    *    *    *

Should you require any additional information in regard to the matters above, please feel free to contact the undersigned by fax at (206) 674-3459 or by phone at (206) 674-3412 (direct line).

You’d be surprised how far we’ll go for you!

Very truly yours, EXPEDITORS INTERNATIONAL OF WASHINGTON, INC.
/s/ Bradley S. Powell
Bradley S. Powell Chief Financial Officer BSP: nf

cc:    Peter J. Rose, Expeditors International of Washington, Inc.

         R. Jordan Gates, Expeditors International of Washington, Inc.

         Amy J. Tangeman, Expeditors International of Washington, Inc.

         Julie Rizzo, Securities and Exchange Commission, fax number (703) 813-6967